

August 12, 2020

Thomas McHugh
Senior Vice President and Chief Financial Officer
AVADEL PHARMACEUTICALS PLC
10 Earlsfort Terrace
Dublin 2, Ireland
D02 T380

> **Re: AVADEL PHARMACEUTICALS PLC**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **Form 8-K**
> **Filed July 2, 2020**
> **File No. 001-37977**

Dear Mr. McHugh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed July 2, 2020

Exhibit 99.2, page 1

1. We note you sold your portfolio of sterile injectable drugs on June 30, 2020. Your pro forma financial information indicates that this business represents all of your revenues recorded during the year ended December 31, 2019 and the three months ended March 31, 2020. We also note on page 14 of your Form 10-Q for the period ended June 30, 2020 that you determined that this business did not meet the criteria for presentation as discontinued operations. Please help us understand how you made this determination pursuant to ASC 205-20.

2. In regards to adjustment (d), please help us better understand how you determined the amount of goodwill to eliminate pursuant to ASC 350-20-40-1 through 40-7. In this regard, we note that the goodwill recorded appears to be related to your acquisition of Eclat Pharmaceuticals LC in 2012. It also appears that the earn-out payments addressed in adjustment (g) which the buyer will be assuming after the close of the acquisition are associated with your acquisition of Eclat Pharmaceuticals based on page 77 of your Form 10-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik at (202) 551-3692 or Ameen Hamady at (202) 551-3891 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences